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                                    Filed by Accredo Health, Incorporated
                                    pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                    Subject Company:
                                    Gentiva Health Services, Inc.
                                    Commission  File No. 001-15669

                                    Date: February 27, 2002


On February 27, 2002, Accredo Health, Incorporated issued the following press release:


                                               Financial Contact: Joel Kimbrough
                                                                    901.385.3621
                                        Investor Relations Contact: Kerry Finney
                                                                    901.381.7442



For Immediate Release

ACCREDO HEALTH RECEIVES CREDIT RATINGS

Memphis, Tennessee, February 27, 2002 - Accredo Health, Incorporated (NASDAQ:ACDO) announced today that it had received credit ratings from Moody's Investors Service and Standard and Poor's for its proposed $275 million senior secured credit facilities. On January 2, 2002, Accredo announced an agreement to purchase the Specialty Pharmaceutical Services division ("SPS Division") of Gentiva Health Services, Inc. (NASDAQ:GTIV). To finance the $207.5 million cash portion of the acquisition, Accredo will borrow under proposed $275 million secured credit facilities consisting of a $75 million revolving credit facility due in 2007, a $75 million Term Loan A due in 2007, and a $125 million Term Loan B due in 2009.

Accredo received a double `B' corporate credit rating and a double `B' secured bank loan rating from Standard and Poor's. The assigned ratings from Moody's were: Ba2 for the $275 million Senior Secured Credit Facilities, due in 2009; Ba2 for the Senior Implied Rating; and, Ba3 for the Senior Unsecured Issuer Rating.

Accredo executives also stated that Accredo has cleared the Federal Trade Commission's regulatory waiting period for the Hart Scott Rodino filing in conjunction with the acquisition of the SPS division of Gentiva. The transaction is expected to close during the second quarter of 2002.

Accredo Health, Incorporated provides specialized contract pharmacy and related services pursuant to agreements with biopharmaceutical drug manufacturers relating to the treatment of patients with certain costly, chronic diseases. The Company's services include collection of timely drug utilization and patient compliance information, patient education and monitoring through the use of written materials and telephonic consultation, reimbursement expertise and overnight drug delivery.

In addition to historical information, certain of the statements in the preceding paragraphs, particularly those anticipating future financial performance, business prospects and growth and operating strategies constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as anticipate, believe, estimate, expect, intend, predict, hope or similar


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expressions. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, satisfaction of approvals and conditions applicable to the transaction described above, the loss of a biopharmaceutical relationship, our inability to sell existing products, the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in healthcare policies and structure, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the ability to obtain products from suppliers, reliance on strategic alliances, the ability to expand through joint ventures and acquisitions, the ability to maintain pricing arrangements with suppliers that preserve margins, the need for and ability to obtain additional capital, the seasonality and variability of operating results, the Company's ability to implement its strategies and achieve its objectives and the risks and uncertainties described in reports filed by Accredo with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation, cautionary statements made in Accredo's 2001 Annual Report on Form 10-K and Accredo's latest quarterly report on 10-Q under the heading "Risk Factors" and under the heading "Risk Factors Related to the Proposed Acquisition."

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Accredo and Gentiva have filed a preliminary joint proxy statement/prospectus and Accredo has filed a registration statement on Form S-4 with the Securities and Exchange Commission, each of which is subject to amendment. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AND THE DEFINITIVE JOINT PROXY/STATEMENT PROSPECTUS AND REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE IMPORTANT INFORMATION WILL BE CONTAINED THEREIN. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and registration statement, the definitive joint proxy statement/prospectus and registration statement (when available), and other documents filed by Accredo and Gentiva with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the preliminary joint proxy statement/prospectus and registration statement, the definitive joint proxy statement/prospectus and registration statement (when available), and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Accredo's filings may be obtained by directing a request to Accredo Health, Incorporated, 1640 Century Center Parkway, Suite 101, Memphis, TN 38134, Attn: Thomas W. Bell, Jr. Free copies of Gentiva's filings may be obtained by directing a request to Gentiva Health Services, Inc., 3 Huntington Quadrangle 2S, Melville, NY 11747-8943,
Attn: Michael Johns, Vice President, Communications.

PARTICIPANTS IN THE SOLICITATION

Accredo, Gentiva and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Accredo's and Gentiva's stockholders under the rules of the Commission is set forth in public filings filed by Accredo and Gentiva with the Commission and will be set forth in the joint proxy statement/prospectus when it is filed with the Commission.